Mail Stop 3233
                                                              July 2, 2018

Via E-mail
Chip Cummings
Senior Managing Partner
Red Oak Capital Fund II, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, Michigan 49546

       Re:      Red Oak Capital Fund II, LLC
                Offering Statement on Form 1-A
                Filed June 6, 2018
                File No. 024-10847

Dear Mr. Cummings:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

   1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

             the specific exemption that you intend to rely on; and

             how your investment strategy and business model will support that exemption.

       Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.
 Chip Cummings
Red Oak Capital Fund II, LLC
July 2, 2018
Page 2

    2. Please tell us if your Manager intends to register as an investment adviser under the
       Investment Advisers Act of 1940, as amended. To the extent your Manager does not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe your Manager is not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

    3. We note your disclosure on page 2 that you intend to "conduct closings in this offering on a monthly basis but may conduct closings more or less frequently . . . until the offering termination." Please provide us with more information as to how these contemplated closings will work in conjunction with this offering. For example, provide us with more detail regarding the mechanics of the closings, including a discussion of what factors will go into deciding when to hold additional closings and what rights subscribers may have after remitting payment, but prior to a closing. Finally, please tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

Note 2. Significant accounting policies

    4. Please revise to disclose how you will account for the bonds payable and related interest expense.

    5. With respect to the contingent interest payment disclosed on page 41, please revise to disclose how you will assess the probability of such payments and the timing of such assessment.

Basis of presentation, page F-6

    6. We note your disclosure that you qualify as an investment company as defined in ASC
       946. Please tell us how you meet the assessment described in paragraphs 946-10-15-4 through 15-9.

Note 7. Investment commitments and other contingencies, page F-9

    7. We note that the Managing Member has incurred and will continue to incur organizational and offering expenses, which are reimbursable from the
Company. Please
       revise to clarify that, if true, you have not recorded any of such costs because such costs are not the Company's liability unless and until the successful completion of the
       Company's bond offering. Also, disclose how you will account for organizational and offering expenses when recorded.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Chip Cummings
Red Oak Capital Fund II, LLC
July 2, 2018
Page 3


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 or
Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff
Attorney, at (202) 551-7150 or me at (202) 551-3391 with any other questions.


                                                           Sincerely,

                                                           /s/ Erin E. Martin

                                                           Erin E. Martin
                                                           Legal Branch Chief
                                                           Office of Real
Estate and
                                                           Commodities

cc:    Trevor D. Wind
       Kaplan Voekler Cunningham & Frank PLC
       Via E-mail